UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

AMPCO-PITTSBURGH CORPORATION

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

032037103

(CUSIP Number)

Altor Fund II GP Limited

11-15 Seaton Place

St. Helier, Jersey JE4 0QH Channel Islands

Tel: +44 1534 833 033

With copies to:

Johan Steen White & Case Advokat AB Biblioteksgatan 12 Box 5573 SE-144 85 Stockholm Tel: +46 701 721 644	Scott Levi White & Case LLP 1221 Avenue of the Americas New York, NY 10022 Tel: +1 212 819 8200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 21, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 032037103

1	NAME OF REPORTING PERSON. Altor II Aggregator Topco Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey (Channel Islands)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 0%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based on 19,403,519 shares of common stock, par value $1.00 per share, outstanding as of November 9, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 14, 2022.

CUSIP No. 032037103

1	NAME OF REPORTING PERSON. Altor Fund II GP Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey (Channel Islands)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 0%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based on 19,403,519 shares of common stock, par value $1.00 per share, outstanding as of November 9, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 14, 2022.

CUSIP No. 032037103

1	NAME OF REPORTING PERSON. Altor Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey (Channel Islands)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 0%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, OO

(1)	Based on 19,403,519 shares of common stock, par value $1.00 per share, outstanding as of November 9, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 14, 2022.

Amendment No. 3 to Schedule 13D

This amendment to Schedule 13D (this “Amendment”) is being filed by Altor II Aggregator Topco Limited, Altor Fund II GP Limited, and Altor Holdings Limited (collectively, the “Reporting Persons”, and each, a “Reporting Person”) and relates to the common stock, par value $1.00 per share (the “Issuer Common Stock”), of Ampco-Pittsburgh Corporation (the “Issuer”) held by the Reporting Persons.

The Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on April 1, 2016 (the “Initial Schedule 13D”), as amended and supplemented by Amendment No. 1 filed on August 12, 2020 and Amendment No. 2 filed on August 16, 2021, is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment (the Initial Schedule 13D as amended, the “Schedule 13D”). This Amendment is filed by the Reporting Persons in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, and refers only to information that has materially changed since the filing of the Schedule. The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On November 21, 2022, Altor II Aggregator sold all of its 1,776,604 shares of Issuer Common Stock at a price of $2.50 per share in a block trade. As a result, the Reporting Persons ceased to be beneficial owners of Issuer Common Stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)

Prior to the sale reported herein, Altor II Aggregator was the direct beneficial owner of the shares of Issuer Common Stock; Altor GP was deemed to have shared voting and dispositive power with respect to, and thus to be an indirect beneficial owner of, the shares of Issuer Common Stock directly beneficially owned by Altor II Aggregator; and Altor Holdings, as the sole member of Altor GP, was deemed to have shared voting and dispositive power with respect to, and thus to be an indirect beneficial owner of, the shares of Issuer Common Stock beneficially owned by Altor GP.

All share percentage calculations in this Schedule are based on 19,403,519 shares of Issuer Common Stock outstanding as of November 9, 2022, as reported in the Issuer's Quarterly Report on Form 10-Q filed on November 14, 2022.

(b)

See rows 7-10 of each cover page for information regarding the power to vote or direct the vote and the power to dispose or direct the disposition of the shares of Issuer Common Stock by the Reporting Persons.

(c)	Except as disclosed in this Schedule 13D, the Reporting Persons and, to the Reporting Persons’ knowledge, the Covered Individuals have not effected any transactions in Issuer Common Stock during the past 60 days.

(d)	No persons other than the Reporting Persons and their respective members, shareholders and affiliates have the right to receive, or the power to direct the receipt of dividends from, the proceeds from the sale of the shares to which this Schedule 13D relates.

(e)	As of November 21, 2022, the Reporting Persons ceased to be beneficial owners of any shares of the Issuer Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2022

ALTOR HOLDINGS LIMITED

By:	/s/ Charles Perchard
Name:	Charles Perchard
Title:	Authorised Signatory

By:	/s/ Alexandra Prince
Name:	Alexandra Prince
Title:	Authorised Signatory

ALTOR FUND II GP LIMITED

By:	/s/ Charles Perchard
Name:	Charles Perchard
Title:	Authorised Signatory

By:	/s/ Alexandra Prince
Name:	Alexandra Prince
Title:	Authorised Signatory

ALTOR II AGGREGATOR TOPCO LIMITED

By:	/s/ Charles Perchard
Name:	Charles Perchard
Title:	Authorised Signatory

By:	/s/ Alexandra Prince
Name:	Alexandra Prince
Title:	Authorised Signatory